Exhibit 99.3

Donald J. Birak

Senior Vice President – Exploration

Coeur d’Alene Mines Corporation

Telephone: (208) 769-5083

Fax: (208) 667-2213

Email: dbirak@coeur.com

CERTIFICATE of QUALIFIED PERSON

I, Donald J. Birak, do hereby certify that:

1.                                      I am Senior Vice President – Exploration of:

Coeur d’Alene Mines Corporation

505 Front Avenue, P.O. Box I

Coeur d’Alene, Idaho 83816-0316 USA

2.                                      This certificate applies to the Technical Report entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report” dated January 1, 2013 (the “Technical Report”), related to the Palmarejo mine operations and exploration.

3.                                      I graduated with a Master of Science degree in Geology from Bowling Green State University in 1975.

4.                                      I am a member or fellow of the:

Australian Institute of Mining and Metallurgy (AusIMM, Fellow)

Society for Mining, Metallurgy and Exploration (SME, Member)

Society of Economic Geologists (SEG, Fellow)

5.                                      I have over 33 years of experience in mining and exploration geology, mineral resource and mineral reserve estimation, since graduation from university, on gold, silver, copper, zinc, lead, nickel and uranium deposits.

6.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.                                      I am responsible for supervision of preparation of the report titled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 - Technical Report”, dated January 1, 2013 (the “Technical Report”), related to the Palmarejo project mine operations and exploration.

8.                                      I last visited the Palmarejo mine site on November 17 - 19, 2012.

9.                                      Prior to my employment with Coeur d’Alene Mines Corporation, I have had no prior involvement with the property that is the subject of the Technical Report.

10.                               As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.                               I am independent of Franco-Nevada Corporation applying all the tests in section 1.5 of NI 43-101, however I am not independent of Coeur d’Alene Mines Corporation applying the tests in section 1.5 of NI 43-101.

12.                               I have read NI 43-101, including Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

13.                               I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 19th day of March, 2013.

(signed) Donald J. Birak
Donald J. Birak